Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

People’s Republic of China

Via EDGAR

August 20, 2014

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2013 filed on April 30, 2014

File No. 1-12158

Dear Mr. Cash:

We are providing to you this letter in response to the comment letter, dated August 6, 2014, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed on April 30, 2014 (the “2013 20-F”). For your convenience, we have set forth your comment below in italics followed by the Company’s response to the comment.

Item 5. Operating and Financial Review and Prospects, page 35

A. Results of Operations, page 40

1. We have reviewed your response to prior comment one from our letter dated July 2, 2014. Your current disclosure discusses the business reasons for the changes between periods in sales for each segment but does not discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments as presented on page F-34. As we previously requested, please enhance your disclosure in future filings to discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in profit/(loss) from operations of each segment, as applicable. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment. We propose to further update our disclosure in the 2013 20-F as follows (additions are underlined).

“A. Results of Operations

Year ended December 31, 2013 compared with year ended December 31, 2012

Mr. John Cash

Securities and Exchange Commission

August 20, 2014

Page Two

Profit/loss from operations

Our profit from operations amounted to RMB2,192.3 million in 2013, representing an increase in profit of RMB3,964.7 million as compared to the loss from operations of RMB1,772.4 million in the previous year. Below are the major reasons for the profit.

As a result of the completion and commencement of operation of the refinery revamping and expansion project as part of the Phase 6 Project, we improved our ability to process sour crude oil and our production capacity for refined oil. Through this project, we have optimized our product structure creating potential for raw material optimization, significantly improved the quality of the raw materials of ethylene and aromatics, and achieved a substantial reduction in production costs. In 2013, the processing cost of crude oil amounted to RMB4,819.11 per ton, representing a year-on-year decrease of 7.76% as compared to RMB5,224.38 per ton for the previous year.

We improved the structure of our refined oil, leading to a substantial increase in profits for our petroleum products. The ratio of diesel sales to gasoline sales was reduced to 1.67:1 in 2013 from 3.69:1 in the previous year, resulting in increased income due to the substantial growth in gasoline sales. As a result of the optimization of our product structure, less petroleum coke and more bitumen were produced, which was demonstrated by a year-on-year decrease of 1.83 in terms of the ratio of petroleum coke to bitumen. Consequently, our profit increased as the price of bitumen is significantly higher than petroleum coke.

(i) Synthetic fibres

Loss from operations of synthetic fibres amounted to RMB602.9 million in 2013, representing a 48.75% increase in loss as compared to loss of RMB405.3 million in the previous year. The increase in loss was primarily due to a 2.80% decrease in net sales to RMB3,220.5 million in 2013 from RMB3,313.3 million in the previous year primarily as a result of the drop in synthetic fibres’ sales price, and a 2.82% increase in operating expenses of synthetic fibres to RMB3,823.4 million in 2013 from RMB3,718.6 million in the previous year primarily as a result of the increased repair and maintenance costs incurred in relation to synthetic fibres production facilities and equipment.

(ii) Resins and plastics

Loss from operations of resins and plastics amounted to RMB766.3 million in 2013, representing a 40.66% decrease in loss as compared to loss of RMB1,291.4 million in the previous year. The decrease in loss was primarily due to a 6.02% decrease in operating expenses of resins and plastics to RMB15,034.7 million in 2013 from RMB15,997.7 million in the previous year while the net sales of resins and plastics decreased by 2.98% to RMB14,268.4 million in 2013 from RMB14,706.3 million in the previous year. The decreases in operating expenses and net sales were primarily attributable to the decline in the sales volumes of resins and plastics. Operating expenses of resins and plastics decreased more in percentage terms than sales volumes due to a reduction in production costs as we completed and launched the Phase 6 Project.

Mr. John Cash

Securities and Exchange Commission

August 20, 2014

Page Three

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB1,064 million in 2013, representing a 27.78% increase in profit as compared to profit of RMB832.7 million in the previous year. The increase in profit was primarily due to a 2.43% increase in net sales of intermediate petrochemicals to RMB18,430.8 million in 2013 from RMB17,993.5 million in the previous year while operating expenses of intermediate petrochemicals increased by 1.20% to RMB17,366.8 million in 2013 from RMB17,160.8 million in the previous year. The increases in net sales and operating expenses were primarily attributable to the increase in sales volume. Operating expenses of intermediate petrochemicals increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(iv) Petroleum products

Profit from petroleum products amounted to RMB2,177.2 million in 2013 as compared to loss of RMB993.0 million in the previous year. The profit was primarily due to a 49.92% increase in net sales of petroleum products to RMB57,419.8 million in 2013 from RMB38,301.4 million in the previous year while the operating expenses of petroleum products increased by 40.59% to RMB55,242.6 million in 2013 from RMB39,294.4 million in the previous year. The increases in net sales and operating expenses were attributable to the increase in sales volume. Operating expenses of petroleum products increased less in percentage terms than net sales primarily due to a reduction in production costs as we completed and launched the Phase 6 Project.

(v) Trading of petrochemical products

Profit from the trading of petrochemical products amounted to RMB105.5 million in 2013, representing a 127.37% increase in profit as compared to profit of RMB46.4 million in the previous year. The increase in profit was primarily due to a 7.70% decrease in operating expenses of trading of petrochemical products to RMB11,052.1 million in 2013 from RMB11,974.3 million in the previous year while net sales from trading of petrochemical products decreased by 7.18% to RMB11,157.6 million in 2013 from RMB12,020.7 million in the previous year. The decreases in net sales and operating expenses were mainly attributable to a decrease in trading volume of petrochemical products.

(vi) Others

Profit from operations of others amounted to RMB214.8 million in 2013, representing a 462.30% increase in profit as compared to profit of RMB38.2 million in the previous year. The increase in profit was primarily due to a 14.06% increase in net sales of others to RMB1,006.1 million in 2013 from RMB882.1 million in the previous year, which was primarily attributable to an increase of revenues of our business of crude oil processed on a sub-contract basis and the lease of assets.

Mr. John Cash

Securities and Exchange Commission

August 20, 2014

Page Four

Year ended December 31, 2012 compared with year ended December 31, 2011

Profit/loss from operations

Our loss from operations amounted to RMB1,772.4 million in 2012, representing a decrease in profit of RMB2,832.2 million as compared to the profit from operations of RMB1,059.8 million in the previous year. Below are the major reasons for the loss.

In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in the decline of RMB539.6 million of the operating profit of our refining business over the previous year.

The operation of our petrochemical business suffered a loss of RMB864.0 million, representing a decrease in profit of RMB2,325.9 million compared to the previous year. The loss in our petrochemical business was attributable to the slackened growth of domestic demand, the excessive expansion of production capacity, the sluggish market, the further intensified market competition and the substantial fall in the prices of petrochemical products.

(i) Synthetic fibres

Loss from operations of synthetic fibres amounted to RMB405.3 million in 2012 as compared to profit of RMB301.3 million in the previous year. The loss was primarily due to a 20.17% decrease in net sales of synthetic fibres to RMB3,313.3 million in 2012 from RMB4,150.2 million in the previous year primarily as a result of the drop in synthetic fibres’ sales prices, which was mainly attributable to fluctuation of crude oil price and slackened market demand.

(ii) Resins and plastics

Loss from operations of resins and plastics amounted to RMB1,291.4 million in 2012 as compared to profit of RMB12.0 million in the previous year. The loss was primarily due to a 10.43% decrease in net sales of resins and plastics to RMB14,706.3 million in 2012 from RMB16,418.6 million in the previous year primarily as a result of the drop in the prices of resins and plastics, which was mainly attributable to fluctuation of crude oil price and slackened market demand.

(iii) Intermediate petrochemicals

Profit from operations of intermediate petrochemicals amounted to RMB832.7 million in 2012, representing a 27.50% decrease in profit as compared to profit of RMB1,148.6 million in the previous year. The decrease in profit was primarily due to a 5.41% decrease in net sales of intermediate petrochemicals to RMB17,993.5 million in 2012 from RMB19,023,2 million in the previous year primarily as a result of the drop in prices of intermediate petrochemicals, which was mainly attributable to the decreased market demand.

Mr. John Cash

Securities and Exchange Commission

August 20, 2014

Page Five

(iv) Petroleum products

Loss from operations of petroleum products amounted to RMB993.0 million in 2012, representing a 119.01% increase in loss as compared to loss of RMB453.4 million in the previous year. The increase in loss was primarily due to a 3.94% increase in operating expenses of petroleum products to RMB39.294.4 million in 2012 from RMB37,803.6 million in the previous year primarily due to an increase of 3.56% in average unit cost of crude oil processed, while the net sales of petroleum products increased by 2.55% to RMB38,301.4 million in 2012 from RMB37,350.2 million in the previous year primarily due to the increase in petroleum products’ sales prices.

(v) Trading of petrochemical products

Profit from the trading of petrochemical products amounted to RMB46.4 million in 2012, representing a 209.33% increase in profit as compared to profit of RMB15.0 million in the previous year. The increase in profit was primarily due to a 3.48% increase in net sales from trading of petrochemicals products to RMB12,020.7 million in 2012 from RMB11,617.0 million in the previous year, while the operating expenses of trading of petrochemical products increased by 3.21% to RMB11,974.3 million in 2012 from RMB11,602.0 million in the previous year. The increases in net sales and operating expenses were primarily due to the increase in trading volume of petrochemical products.

(vi) Others

Profit from operations of others amounted to RMB38.2 million in 2012, representing a 5.23% increase in profit as compared to profit of RMB36.3 million in the previous year. The increase in profit was primarily due to a 7.69% decrease in operating expenses to RMB843.9 million in 2012 from RMB914.2 million in the previous year, whereas the net sales of others decreased by 7.20% to RMB882.1 million in 2012 from RMB950.5 million in the previous year primarily due to a decrease in our business of crude oil processed on a sub-contract basis.”

*    *    *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact Tang Weizhong, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Feihong Gregory, Wang ((852) 2585-0856) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Mr. John Cash

Securities and Exchange Commission

August 20, 2014

Page Six

Best regards,

/s/ Ye Guohua

Ye Guohua

cc:	Sherry, Yin / Feihong Gregory, Wang — Morrison & Foerster

Toby, Xu — PricewaterhouseCoopers Zhong Tian LLP